SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

eCollege.com

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27887E100

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27887E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blumenstein Thorne Information Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
[ ]	(a)
[ ]	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,622,975 (See Note 1 under Item 4)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,622,975 (See Note 1 under Item 4)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,622,975 (See Note 1 under Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 12.4%

12.	Type of Reporting Person (See Instructions): PN

Item 1.
	(a)	Name of Issuer: eCollege.com
	(b)	Address of Issuer's Principal Executive Offices: 4900 South Monaco Street, Denver, Colorado 80237

Item 2.
	(a)	Name of Person Filing: Blumenstein Thorne Information Partners I, L.P.
	(b)	Address of Principal Business Office or, if none, Residence: 270 E. Westminster; 2nd floor, Lake Forest, IL 60045
	(c)	Citizenship: Incorporated in Delaware
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 27887E100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,622,975 shares (See Note 1)
	(b)	Percent of class: 12.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 2,622,975 (See Note 1)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 2,622,975 (See Note 1)
		(iv)	Shared power to dispose or to direct the disposition of: 0
Note 1: Includes options to purchase 1,000,000 shares of Common Stock exercisable within 60 days of December 31, 2003.

Item 5.	Ownership of Five Percent or Less of a Class - Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person - Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person - Not Applicable

Item 8.	Identification and Classification of Members of the Group - Not Applicable

Item 9.	Notice of Dissolution of Group - Not Applicable

Item 10.	Certification - Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date

Blumenstein/Thorne Information Partners I, L.P.

By:	Blumenstein/Thorne Information Partners, L.L.C. as General Partner Signature

By:	__________________________________________________________________
Jack Blumenstein
Co-President